Personal and Confidential

February 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Deanna Virginio

Re:	Longeveron LLC

Registration Statement on Form S-1

Filed February 3, 2021

File No. 333-252232

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the several underwriters, hereby joins Longeveron LLC (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-252234) (the “Registration Statement”) to become effective on Thursday, February 11, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Buchanan Ingersoll & Rooney PC, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that copies of the Company’s Preliminary Prospectus, dated February 3, 2021, were furnished to two underwriters and distributed by the underwriter approximately as follows through the date hereof: 300+ copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
a division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal